UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
________________________

FORM SD
SPECIALIZED DISCLOSURE REPORT

BRUNSWICK CORPORATION

(Exact Name of Registrant Specified in Charter)

Delaware	001-01043	36-0848180
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

26125 N. Riverwoods Blvd., Suite 500		60045-3420
Mettawa	Illinois
(Address of Principal Executive Offices)		(Zip Code)
Registrant’s telephone number, including area code: (847) 735-4700

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Item 1.01.
Conflict Minerals Disclosure and Report for the Year Ended December 31, 2020.

Brunswick Corporation (Brunswick) determined that tin, tantalum, tungsten and/or gold (Conflict Minerals) were necessary for the production or functionality of products we manufactured or contracted for manufacture during the year ended December 31, 2020, and we are therefore required to report under Section 1502 (b) of the Dodd-Frank Act and SEC Rule 13p-1, Item 1.01(b). Accordingly, we conducted a good faith reasonable country of origin inquiry (RCOI) regarding the applicable Conflict Minerals to assess whether they originated from the Democratic Republic of the Congo or an adjoining country that shares an internationally recognized border with the Democratic Republic of the Congo (the Conflict Region). We have reason to believe that certain of our necessary Conflict Minerals originated, or may have originated, in the Conflict Region and are not from recycled or scrap sources. These Conflict Minerals were the subject of our due diligence efforts as described in the attached Conflict Minerals Report.

Published Results

A copy of this Form SD and attached Conflict Minerals Report in accordance with Rule 12b-12 (17 CFR 240.12b-12) may be found on Brunswick's website at https://www.brunswick.com/corporate-responsibility/brunswick-policies-practices-standards.

Item 1.02.	Exhibit
Brunswick has filed, as an exhibit to this Form SD, the Conflict Minerals Report for the year ended December 31, 2020 as required by Items 1.01 and 1.02 of this Form.

Item 2.01. Exhibits.

Exhibit No.	Description of Exhibit
1.01	Conflict Minerals Report for the year ended December 31, 2020 as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BRUNSWICK CORPORATION

Dated: May 28, 2021	By:	/S/ CHRISTOPHER F. DEKKER
Christopher F. Dekker
Executive Vice President, General Counsel, Secretary and Chief Compliance Officer